EXHIBIT 99.1

Stantec reports $3.9 billion of 2023 revenue aligned with Sustainable Development Goals in 17th annual Sustainability Report

Company directs sustainability-linked loan savings to Indigenous nonprofits addressing climate action

EDMONTON, Alberta and NEW YORK, April 02, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, released its 17th annual Sustainability Report and announced that $3.9 billion (61 percent) of its 2023 gross revenue was generated from work supporting core United Nations Sustainable Development Goals (SDG). This reflects a $500 million increase from 2022, and a $1.9 billion increase since Stantec began tracking SDG revenue in 2019.

Stantec’s Sustainability Report highlights the Company’s contributions to and focus on sustainability for its primary stakeholders, including employees, investors, clients, and communities.

“Sustainability is authentically and purposefully embedded in our business, our practice, and our culture,” said Gord Johnston, Stantec president and chief executive officer. “Our collective achievements outlined in our Sustainability Report, including the continued growth in our SDG-aligned revenue, reflect our commitment to building a resilient, inclusive, and sustainable future for all the communities we serve.”

Stantec’s 2023 Sustainability Report celebrates several key milestones and corporate achievements, including:

  Stantec achieved operational carbon neutrality for the second year in a row and committed to the Canada Net Zero Challenge.
  Stantec released its 2024 – 2026 Strategic Plan. The Company updated its strategic growth initiatives, which have a direct connection to climate action, demonstrating Stantec’s commitment to reinforcing sustainability into the Company’s business and culture.
  Stantec ranked number one in its peer group in the Corporate Knights Global 100 most sustainable companies rankings, which recognize business practices based on environmental, social, and governance (ESG) indicators. This was Stantec’s 5th year on the Global 100 list. Stantec was recognized by CDP for climate-related progress, with an A- rating for the 6th consecutive year.

Stantec also announced it met the first-year terms of its Sustainability-Linked Loan and donated the accumulated savings to Indigenous-led nonprofits addressing climate action. With guidance from the Company’s Indigenous Relations teams, the following nonprofit organizations were selected to receive these donations:

  Alliance for Tribal Clean Energy (United States)
  First Nations Clean Energy Network (Australia)
  Indigenous Clean Energy (Canada)
  Indigenous Housing Partnership, Habitat for Humanity (Canada)
  Te Tira Whakamātaki (New Zealand)

Stantec’s Sustainability Report highlights key sustainability projects the Company is leading and how they impact communities around the world, including:

  United Kingdom: Replacing concrete and chemicals seen in traditional wastewater works, the Clifton integrated constructed wetland is shifting the paradigm for engineering, regulatory approvals, and performance standards of nature-based infrastructure within the United Kingdom. Using 24,000 plants comprised of 25 different species, the award-winning Clifton Works is now a pollinator nature reserve and one of the first biodiversity net-gain-positive wastewater treatment works in the country. The size of three Olympic swimming pools, the new works will reduce operational costs by 40 percent and provide carbon savings of 79 percent.
  Canada: The low-carbon, mass timber FortWhyte Alive Buffalo Crossing Visitor Center creates awareness of the natural world and encourages sustainable living through its nature trails, outdoor learning spaces, and water activities. Aligned with Canada Green Buildings Council’s Zero Carbon Building Standards, the project will be Manitoba’s first commercial building to achieve Passive House Certification.
  United States: Working with the South Carolina Department of Transportation and Federal Highway Administration, Stantec was instrumental in amplifying the voices of marginalized communities affected by the I-526 and I-26 highway improvement project (Lowcountry Corridor West). Implementing a USD $146 million Environmental Justice Community Mitigation Plan, Stantec supported community resilience by actualizing the experiences of residents and ensuring the project addresses them to strengthen community resilience. Together, the project bridges community and transportation needs of the Charleston area.
  Australia: Found in shallow water estuaries and coastal embayments, the White’s Seahorse, or Hippocampus whitei, became the first and only species in the Syngnathidae family to be listed as endangered, granting it protection under Australian state and commonwealth legislation. Stantec worked to install seahorse hotels to help recover population and habitat, including relocation of the species—essentially moving them out of harm’s way.

Stantec’s Sustainability Report—which is compliant with the Global Reporting Initiative, Sustainability Accounting Standards Board, and Task Force on Climate-Related Financial Disclosures requirements—captures annual Company ESG performance for the year ending December 31, 2023. More information on Stantec’s Corporate Sustainability program can be found here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (403) 569- 5389
ashley.warnock@Stantec.com	ir@stantec.com

Design with community in mind